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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 12 2004 WASH. D.C. 155 SECTION

SEC FILE NUMBER
8- 17106

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
COSSE INTERNATIONAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 - 5th Avenue, Suite 3024
(No. and Street)

Seattle, WA 98101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis A. Young 206-624-6651
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

1001 - 4th Avenue, Suite 2900 Seattle, WA 98154
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DP 2-25

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis A. Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COSSE INTERNATIONAL SECURITIES, INC., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Account 001-69002 Charles B. Cosse

Account 001-69006 Charles B. Cosse and Sandra Cosse, JTWROS

Account 001-69008 Charles B. Cosse c/f Laura M. Cosse UGMA/WA

Signature

Vice President/Treasurer

Title

Notary Public

SHERRY HEEN COMMISSION EXPIRES NOTARY PUBLIC DEC. 2, 2007 STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Statement of Cash Flows

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COSSÉ INTERNATIONAL SECURITIES, INC.

INDEPENDENT AUDITOR'S REPORT
and
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
Cossé International Securities, Inc.

We have audited the accompanying statement of financial condition of Cossé International Securities, Inc. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Cossé International Securities, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
January 9, 2004

ASSETS

Cash, subject to immediate withdrawal	$ 596,653
Segregated cash	377,396
Receivable from customers	87
Securities owned	27,739
Note receivable	5,948
Deposits with clearing organization and others	215,226
Property, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $139,784	11,040
	$ 1,234,089

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Payable to customers	$ 337,262
Payable to brokers	5,623
Accrued liabilities	13,155
	356,040
COMMITMENT (Note 7)	
STOCKHOLDER'S EQUITY	
Common stock, $100 par value, 500 shares authorized, 250 shares issued and outstanding	25,000
Retained earnings	853,049
	878,049
	$ 1,234,089

See accompanying notes.

Note 1 - Summary of Significant Accounting Policies and Operations

Operations - Cossé International Securities, Inc. (the Company) operates as a securities broker-dealer for the accounts of customers. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Securities Transactions - Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally three business days after the trade date. The results of operations using the settlement date basis are not materially different from recording such transactions on a trade date basis.

Receivable from and Payable to Customers - Accounts receivable from and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for receivables.

Securities Owned - Securities owned are marked to market at month end. Investment securities owned consist of funds held within a money market fund, the fair market value of which approximates cost at December 31, 2003.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Federal Income Tax - The Company has elected S corporation status for tax purposes and its income is included in the personal tax return of its stockholder. The Company generally makes distributions to the stockholder to pay the liabilities arising from this election.

Note 2 - Segregated Cash

In accordance with regulations of the Securities and Exchange Commission, the Company maintains special reserve bank accounts for the exclusive benefit of customers. At December 31, 2003, $377,396 was held in segregated accounts.

Note 3 - Note Receivable

The Company has a non-interest bearing note receivable from a former employee whereby it receives annual payments totaling $1,200. The balance is shown net of $5,752 unamortized discount to reflect present value at an effective annual interest rate of 15%.

Note 4 - Line of Credit Agreement

The Company has a $2,000,000 line of credit with a bank, which is subject to renewal on July 1, 2004. Interest is payable at the bank's prime rate. The Company's stockholder guarantees the line. At December 31, 2003, the Company had no outstanding borrowings under the agreement.

Note 5 - Deposits with Clearing Organization and Others

The Company has agreements with the National Securities Clearing Corporation and the Depository Trust Company whereby these organizations clear all trades and perform certain other services for the Company. The agreements are cancelable with written notice by either party. As part of these arrangements, the Company is required to maintain deposits at the organizations and must maintain excess net capital of $500,000 (Note 8).

Note 6 - Employee Benefits

The Company has established a retirement plan, Cossé International Securities, Inc. Salary Deferred 401(k) Profit Sharing Plan and Trust (the Plan). All salaried employees are eligible to participate in the Plan. There are no age or length of service requirements. Employer contributions are discretionary. Allocation to participants is based on employee compensation. Employer contributions vest to the participant gradually with 100% vesting after six years. The Company made no contributions to the Plan in 2003.

Note 7 - Commitment

The Company leases its office space under an operating lease that expires April 30, 2008.

Future minimum lease payments are:

Fiscal Year	Future Minimum Payments
2004	$ 94,043
2005	97,707
2006	101,371
2007	105,035
2008	35,419
	$ 433,573

Note 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $851,446, which was $601,446 above its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 0% at December 31, 2003.

Note 9 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.

Note 10 - Concentrations of Credit Risk

The Company is actively involved in securities brokerage and trading. These services are provided to a large and diversified group of clients. The Company's exposure to credit risk associated with the non-performance of these clients in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of clients to satisfy their obligations to the Company.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash. From time to time, the Company has a cash balance in excess of the federally insured limit at a single financial institution. Management believes the Company is subject to minimal risk as it places its cash with high credit quality financial institutions.